SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.1)

SPDR MSCI ACWI ex-US ETF

(Name of Issuer)

Exchange-Traded Fund

(Title of Class of Securities)

78463X848

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No. 78463X848	Page 2 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 3,422,008
	6)	Shared Voting Power 25,265
	7)	Sole Dispositive Power 3,293,041
	8)	Shared Dispositive Power 169,234

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,462,275
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 6.28
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 78463X848	Page 3 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 3,379,074
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 3,224,842
	8)	Shared Dispositive Power 154,232

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,379,074
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 6.13
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 78463X848	Page 4 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Delaware Trust Company 81-0581990
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 28,451
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 28,451
	8)	Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 28,451
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 0.05
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 78463X848	Page 5 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Ohio Trust Company 81-0991531
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 14,483
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 14,483
	8)	Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 14,483
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) Less than 0.01
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 78463X848	Page 6 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Investments LLC 42-1604685
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power -0-
	6)	Shared Voting Power 25,265
	7)	Sole Dispositive Power 25,265
	8)	Shared Dispositive Power 15,002

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 40,267
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 0.07
12)	Type of Reporting Person (See Instructions) BD

Page 7 of 9 Pages

ITEM 1(a) - NAME OF ISSUER:

SPDR MSCI ACWI ex-US ETF

ITEM 1(b) - ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

c/o SPDR Index Shares Funds
One Lincoln Street
Boston, Massachusetts 02111

ITEM 2(a) - NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; PNC Bank, National Association;
PNC Delaware Trust Company; PNC Ohio Trust Company; and PNC Investments LLC

ITEM 2(b) - ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - 300 Fifth Avenue, Pittsburgh, PA 15222-2401
PNC Bank, National Association - 300 Fifth Avenue, Pittsburgh, PA 15222-2401
PNC Delaware Trust Company - 222 Delaware Avenue, Wilmington, DE 19801
PNC Ohio Trust Company - 1900 East 9th Street, Cleveland, OH 44114
PNC Investments LLC - 300 Fifth Avenue, Pittsburgh, PA 15222-2401

ITEM 2(c) - CITIZENSHIP:

The PNC Financial Services Group, Inc. - Pennsylvania
PNC Bank, National Association - United States
PNC Delaware Trust Company - Delaware
PNC Ohio Trust Company - Ohio
PNC Investments LLC - Delaware

ITEM 2(d) - TITLE OF CLASS OF SECURITIES:

Exchange-Traded Fund

ITEM 2(e) - CUSIP NUMBER:

78463X848

ITEM 3 - IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☒	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Page 8 of 9 Pages

ITEM 4 - OWNERSHIP:

The following information is as of September 30, 2024:

(a) Amount Beneficially Owned:	3,462,275

(b) Percent of Class:	6.28

(c) Number of fund shares to which such person has:

(i) sole power to vote or to direct the vote	3,422,008

(ii) shared power to vote or to direct the vote	25,265

(iii) sole power to dispose or to direct the disposition of	3,293,041

(iv) shared power to dispose or to direct the disposition of	169,234

Of the total fund shares reported herein, 3,379,074 are held in accounts at PNC Bank, National Association in a fiduciary capacity for clients.

Of the total fund shares reported herein, 28,451 are held in accounts at PNC Delaware Trust Company in a fiduciary capacity for clients.

Of the total fund shares reported herein, 14,483 are held in accounts at PNC Ohio Trust Company in a fiduciary capacity for clients.

Of the total fund shares reported herein, 40,267 are held in accounts at PNC Investments LLC in a fiduciary capacity for clients.

The inclusion of the reporting persons and such securities in this report shall not be deemed an admission of beneficial ownership by the reporting persons for the purposes of Section 13(d) or 13(g) of the Act, or for any other purposes.

ITEM 5 - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable.

ITEM 7 -	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bank, National Association - BK

PNC Delaware Trust Company - BK

PNC Ohio Trust Company - BK

PNC Investments LLC - BD

ITEM 8 - IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

Page 9 of 9 Pages

ITEM 9 - NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

ITEM 10 - CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2024	November 14, 2024
Date	Date

By: /s/ Gregory H. Kozich	By: /s/ Joshua Ott
Signature - The PNC Financial Services Group, Inc.	Signature - PNC Delaware Trust Company
Gregory H. Kozich, Senior Vice President & Controller	Joshua Ott, Fiduciary Market Director
Name & Title	Name & Title

November 14, 2024	November 14, 2024
Date	Date

By: /s/ Gregory H. Kozich	By: /s/ John Shockley
Signature – PNC Bank, National Association	Signature - PNC Ohio Trust Company
Gregory H. Kozich, Executive Vice President & Controller	John Shockley, President
Name & Title	Name & Title

November 14, 2024
Date

By: /s/ Richard R. Guerrini
Signature - PNC Investments LLC
Richard R. Guerrini, President & CEO
Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT WAS PREVIOUSLY FILED